Date: 11/15/18

To:
United States
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Financial Services
Washington, D.C. 20549

Re: Siebert Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 13, 2018
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed August 13, 2018
File No. 000-05703

Dear SEC:

Outlined below is our response to your above inquiry dated October 17, 2018.
As per my conversation with John Spitz, the time frame of our response includes an extension.

Sincerely,

Andrew H. Reich
Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, New York 10005

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note A - Business Order, page F-8

1. Please refer to comment 2. We note that the guidance in ASC 250-10-20 defines a change in reporting entity as changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented. Please provide us additional information regarding how the transaction was structured and accounted for from a legal entity standpoint and how you determined there were no new legal entities. Specifically provide us the organizational structure of Siebert Financial Corp by legal entity before and after the transaction and identify which legal entity contained Stock Cross.

The Company’s Response:

The transaction was structured as a purchase of certain assets from StockCross (the “Assets”) by Siebert Financial Corp. (the “Company”). The Company housed these Assets in one of its subsidiaries, Muriel Siebert & Co, Inc. The Company acquired the Assets due to the similarities between the business models of StockCross and MSCO. Since the Assets were housed in MSCO, no new legal entity was created. Accordingly, the Company noted that the transaction did not cause a change in the reporting entity. Below is the organization chart which reflects the organizational structure as of September 30, 2018.

Note E - Income Taxes, page F-11

2. Please refer to comment 1. Based on the guidance in ASC 740-10-25-47, the impact of the Tax Cuts and Jobs Act should be recognized in 2017. Based on your response, it appears that you have recognized the impact in 2018. Please tell us if you had an error in your December 31, 2017 financial statements considering the guidance in ASC 250. If so, please revise your financial statements if the error was material. Additionally, please revise your proposed disclosure accordingly.

The Company’s Response:

In regard to the effect of the Tax Cuts and Jobs Act, we determined that the primary change applicable to us will result in lower income tax expense in 2018 as well as subsequent years. The statutory federal income rates in effect of 34% as of December 31, 2017 and 21% in subsequent periods were utilized to calculate the income tax provision and this provision will result in lower income tax expense in 2018 as well as subsequent years. In addition, the change in federal income tax rates affected the valuation of our gross deferred tax asset; however, there was no material impact to the financials as of December 31, 2017 through June 30, 2018 as there was a full valuation allowance during those periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Notes to Consolidated Financial Statements
Note 7. Provision for Income Taxes, page 9

3. Please refer to comment 3. In your response you state that the positive evidence regarding the ability to reverse your existing taxable temporary differences outweighs the negative evidence. However, you also state that you determined based on your assessment of both positive and negative evidence as well as objective and subjective evidence that it is more likely than not that you will not realize a portion of your deferred tax assets. We note that you continue to maintain a full valuation allowance on your deferred tax assets as of December 31, 2017 and the subsequent quarterly periods ended March 31, 2018 and June 30, 2018. Please reconcile your first statement that the positive evidence outweighs the negative evidence with your subsequent statement that it is more likely than not that you will not realize a portion of your deferred tax assets as of December 31, 2017.

The Company’s Response:

Evaluation of Deferred Tax Asset as of December 31, 2017 through June 30, 2018

We did not recognize a deferred tax asset as of December 31, 2017 through June 30, 2018 based on our analysis of positive and negative evidence available. In assessing the amount to be recorded as a deferred tax asset, we considered the following factors:

Positive Evidence

•	Positive earnings for 2017
•	Preliminary positive earnings for first six months of 2018 and positive projections for the full year.

Negative Evidence

•	Track record of positive earnings in 2018 is limited.
•	Significant losses in 2016, 2015, and 2014.
•	The unpredictable nature of future revenue streams.
•	The potential correction in the market, which could result in losses to the Company and the inability to use the tax asset.
•	The uncertainty in the political environment which could result in a change in the tax code that may cause market repercussions.
•	The effect of the tariffs on the economy.
•	Increased competitive pressures.

ASC 740-10-30-22(c), provides examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence. According to ASC 740-10-30-22(c), an example of positive evidence that might overcome negative evidence is "a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition."

In consideration of the guidance shown above, as of December 31, 2017, we believe that the Company did not have enough financial track record to be classified as having a “strong earnings history” as identified above. As of June 30, 2018, we considered the improved operating results post-acquisition of the retail assets from StockCross; however, we still believed that there was not enough financial track record for the Company to be classified as having a “strong earnings history.” In addition, a significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year periods ended December 31, 2016. Such objective evidence limited the ability to consider other subjective evidence such as our projections for future growth.

Accordingly, the positive financial performance was insufficient to outweigh the negative evidence as indicated above, and we concluded, using the more likely than not criteria, that a full valuation allowance for the deferred tax asset was appropriate as of December 31, 2017, March 31, 2018, and June 30, 2018 and the evidence did not support recording a partial valuation allowance.  Please refer to Exhibit 1 and Exhibit 2 for further detail.

4. Please refer to comment 3. Please provide us the following information: • An analysis comparing actual tax or GAAP income versus forecasted amounts for the fiscal years ended December 31, 2017, 2016 and 2015 and for the most recent periods in 2018. Please explain the reasons for any significant differences. • Projected tax or US GAAP income by year as of December 31, 2017 and June 30, 2018 with a schedule detailing the amount of and the realization of your deferred tax assets based on your projections.

The Company’s Response:

As supplemental information pursuant to rule 12b-4, we prepared Exhibit 1 and Exhibit 2 as requested and Exhibits 3 and 4 as follows:

•
Exhibit 1 – An analysis comparing actual tax income versus forecasted amounts for fiscal years ended December 31, 2017, 2016 and 2015 and for the most recent periods in 2018. The analysis includes year to date results as of each quarter in 2018 and projected year end December 31, 2018.

•
Exhibit 2 - Projected taxable income by year as of December 31, 2017 and June 30, 2018 for the three year period ending December 31, 2020, with a schedule detailing the amount of and the realization of deferred tax assets based on projections.

•
Exhibit 3 - Projected taxable income by year as of September 30, 2018 for the three year period ending December 31, 2020, with a schedule detailing the amount of and the realization of deferred tax assets based on projections.

•	Exhibit 4 – Detail of net operating loss carryforwards and calculation of deferred tax asset as of September 30, 2018.

References to the exhibits are incorporated into our responses.

5. Please refer to comment 3. You state that it is more likely than not that you will not realize a portion of your deferred tax assets based on your assessment of both positive and negative evidence as well as objective and subjective evidence. Please tell us the most persuasive negative evidence, how you considered the guidance in ASC 740-10-30-22(c), and how you considered the significant improved operating results after your acquisition of StockCross in making your determination. Please also tell us how you considered that a full valuation allowance was appropriate as compared to a partial valuation allowance.

The Company’s Response:

Refer to our response to item 3 above and the following additional information regarding our reassessment of positive and negative evidence as of September 30, 2018.

Evaluation of Deferred Tax Asset as of September 30, 2018

As of September 30, 2018, we recognized a deferred tax asset based on the additional positive evidence available. In assessing the amount to be recorded as a deferred tax asset, we considered the positive and negative evidence referenced above, as well as the below evidence:

Subsequent Positive Evidence

•	Three quarters of significantly improved operating results in comparison to 2017 and historical years.
•	Almost a full year of positive earnings post-acquisition of the retail assets from StockCross.
•	Taxable income of approximately $5 million as of September 30, 2018.
•	Revised projected taxable income for fiscal year 2018, 2019 and 2020 exceeding original projections performed at the end of 2017.

As of September 30, 2018, we considered the guidance from ASC 740-10-30-22(c) and believed that with three quarters of significantly improved operating results from the acquisition of the retail assets from StockCross, we concluded that the Company had a sufficient track record of positive performance as well as a trend of improving results to be classified as having a “strong earnings history.” While the negative evidence considered as of December 31, 2017 through June 30, 2018 was still relevant, the objective evidence of the Company’s performance during 2018 supported the positive evidence outweighing the negative.

As such, as of September 30, 2018, we believe that it was reasonable to record a deferred tax asset (net of valuation allowance) of approximately $1,393,000 as projected for the next three years. In assessing the amount to be recorded as a deferred tax asset, we concluded that a period not exceeding three years was a reasonable projection period due to increasing competitive pressures, regulatory costs, and the volatile political and economic environment. Please refer to Exhibit 3 and Exhibit 4 for further detail.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Andrew H. Reich

Andrew H. Reich
Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, New York 10005